Mail Stop 4561
via fax (408) 517-8130

July 21, 2009

Enrique T. Salem
President & CEO
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014

> **Re:** **Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended April 3, 2009**
> **Filed June 1, 2009**
> **File No. 000-17781**

Dear Mr. Salem:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 3, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Valuation of goodwill, intangible assets and long-lived assets, page 31

1.   We note your critical accounting policy disclosures regarding the Company's valuation of goodwill. This disclosure should provide investors with sufficient

information as well as management's insights and assumptions with regard to the recoverability of goodwill. In this regard, we have identified areas where we believe additional discussion would enhance your disclosures. Specifically, we believe you should provide the following information:

- Disclose the date of your annual impairment test.
- Quantitatively describe the significant estimates and assumptions used in your valuation models (income approach and market approach) to determine the fair value of your reporting units in your impairment analysis. For example, at a minimum you should disclose the discount rates used for each reporting unit, how those rates were determined and the market risk premium included in such assumptions.
- Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit.
- For those reporting units in which the fair values do not exceed their carrying values by significant amounts, identify and describe the key assumptions that drive fair value including a discussion regarding the uncertain or speculative nature of the key assumptions; and
- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release No. 33-8350. Please provide us with any proposed disclosures you plan on making with respect to your critical accounting policy for goodwill impairment testing.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 69

2. We note that the Company enters into multiple element arrangements that include packaged products with content updates. We further note that the Company accounts for such arrangements using the residual method and accordingly defers revenue for the undelivered element (content updates) based on VSOE of fair value for such element and recognizes the remainder of the arrangement fee (amount allocated to packaged products) as license revenue. However, in your discussion of indirect channel sales, you indicate that for consumer products that include content updates, revenue is recognized ratably over the term of the subscription. Please tell us how the content updates included in the packaged products (as referenced in your discussion of multiple element arrangements) differs from those included with consumer products (as referenced in your discussion of indirect channel sales). If these content update services are the same then explain further why the revenue recognition for arrangements that include such services differs. In this regard, we note your reference to the guidance in TPA 5100.70 in your response letter dated

December 19, 2008 (comment 2) with regards to the indirect channel sales. Assuming the content update services are the same, then please explain further how you determined that the guidance in TPA 5100.70 would preclude you from applying the residual method to such sales upon sale to the end-user. Also, tell us how you determine VSOE of fair value for content updates in multiple element arrangements that include such services.

Note 14 – Income Taxes, page 102

3.   We note that $56 million of the increase in the deferred tax asset tax valuation allowance was attributable to "certain Irish deferred tax assets that will require an extended period of time to realize." Please explain how the Company determined that extending the period of time in which you could realize certain of your Irish deferred tax assets led you to conclude that it was more likely than not that such deferred tax assets (or some portion thereof) would not be realized. Tell us which deferred tax assets the increased valuation relates to and provide both the positive and negative evidence you considered in concluding that a valuation was needed with regards to these Irish deferred tax assets.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief